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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 3)*

                               PLD TELEKOM, INC.
                               ----------------
                               (Name of Issuer)

                                 COMMON STOCK
                                 ------------
                        (Title of Class of Securities)

                                   69340T100
                                   ---------
                                (CUSIP Number)

   Dominion Capital, Inc./Dominion Resources, Inc.; Attn: Daniel A. Hillsman
     901 E. Byrd St; 10th Fl. West Twr.; Richmond, VA 23219; (804)775-5758
     ---------------------------------------------------------------------
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               October 6, 1997
                               ---------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
  CUSIP NO. 69340T100                   13D
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Capital, Inc.
      54-3480682

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          1,963,505 shares consisting of i) 1,813,505 shares
     NUMBER OF            owned of record by Capital, ii) 150,000 shares
                          Capital may acquire upon exercise of certain warrants
      SHARES       ------------------------------------------------------------
                     8    SHARED VOTING POWER
   BENEFICIALLY
                          0
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

    REPORTING             1,963,505 shares consisting of i) 1,813,505 shares
                          owned of record by Capital, ii) 150,000 shares
      PERSON              Capital may acquire upon exercise of certain warrants
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          0
-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,963,505

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      6.1%

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      CO

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 2 of 12 pages

                                 SCHEDULE 13D
-----------------------
  CUSIP No. 69340T100
-----------------------

-------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Dominion Resources, Inc.
      54-1229715

-------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]

-------------------------------------------------------------------------------
 3    SEC USE ONLY


-------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*


-------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) OR 2(e)                                            [_]


-------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia

-------------------------------------------------------------------------------
                     7    SOLE VOTING POWER

                          0


     NUMBER OF     ------------------------------------------------------------
                     8    SHARED VOTING POWER
      SHARES
                          1,963,505 shares consisting of i) 1,813,505 shares
   BENEFICIALLY           owned of record by Capital, ii) 150,000 shares
                          Capital may acquire upon exercise of certain warrants
     OWNED BY
                   ------------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER

     REPORTING            0

      PERSON
                   ------------------------------------------------------------
       WITH          10   SHARED DISPOSITIVE POWER

                          1,963,505 shares consisting of i) 1,813,505 shares owned of record by Capital, ii) 150,000 shares Capital may acquire upon exercise of certain warrants

-------------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

-------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                    [_]
      Pursuant to rule 13d-4, Dominion Resources, Inc. disclaims beneficial ownership of the shares beneficially owned by Capital, its wholly-owned subsidiary.

-------------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0

-------------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON*

      HC

-------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               Page 3 of 12 Pages

Item 1.  Security and Issuer

The statement on Schedule 13D relating to the Common Stock (the"Common Stock") of PLD Telekom, Inc., a Delaware corporation, with its principal office at 680 5th Avenue, 24th Floor, New York, NY 10019, (the "Issuer"), filed on January 20, 1995, by Dominion Resources, Inc., a Virginia corporation ("Resources"), and Dominion Capital, Inc., a Virginia corporation and wholly-owned subsidiary of Resources ("Capital"), is hereby amended and supplemented as follows:

Item 2.  Identity and Background

No change.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

Not applicable.

Item 5.  Interest in Securities of the Issuer

The response to Item 5 (a)(b)(c) is hereby amended and supplemented as follows:

Prior to December of 1994 Capital acquired a second Warrant that is currently exercisable into 50,000 shares of Common Stock; the first 1994 Warrant is currently exercisable into 100,000 shares of Common Stock and the Preferred Stock was converted into 1,110,000 shares of Common Stock in February of 1995. In addition, Capital currently owns of record 1,813,505 shares of Common Stock. Thus, based on the 1,813,505 shares of Common Stock owned of record by Capital and giving effect to the potential acquisition by Capital of (i) 100,000 additional shares of Common Stock for Canadian $14.50 per share upon exercise of the 1994 Warrant, and (ii) 50,000 additional shares of Common Stock for Canadian $11.3125 per share upon exercise of the second 1994 Warrant, Capital beneficially owns 1,963,505 shares of Common Stock, representing 6.1% of the outstanding shares of Common Stock. Capital has the power to vote, or to direct the vote and to dispose, or to direct the disposition, of 1,813,505 shares of Common Stock and will acquire such power with respect to the remaining 150,000 shares when and as it purchases such shares. To the best knowledge of Capital and Resources, no director or executive officer of Capital or Resources beneficially owns any shares of Common Stock. On June 17, 1994, in open market transactions, Capital acquired 12,100 shares of Common Stock for an aggregate cash consideration of $105,088.50, or $8.625 per share. On December 20, 1994, Capital bought 1,000,000 shares of Common Stock of the Issuer, through a public offering, for a total consideration $6,250,000. Through a series of open market transactions on the NASDAQ exchange during the period of October 2, 1997 through March 3, 1998, Capital disposed of 458,825 shares of Common Stock for an average price of $8.3063 per share and an aggregate amount of $3,811,127.76.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.



Item 7.         Material to be Filed as Exhibits

Appendix A      List of Directors and Executive Officers of Capital and
                Resources

Exhibit 1       Signature Page

Appendix A.1

Unless otherwise noted, each of the executive officers and directors of Dominion Capital, Inc., set forth below are United States Citizens.

Executive Officers and Directors of Capital

Name                       Title                     Occupation & Address
----                       -----                     --------------------

John B. Bernhardt          Director                  See Appendix A.2

Thos. E. Capps             Director                  See Appendix A.2

Thomas N. Chewning         Director                  See Appendix A.2

Charles E. Coudriet        Senior Vice President     Senior Vice President of
                                                     Capital

John W. Harris             Director                  President and Managing
                                                     Partner
                                                     The Harris Group
                                                     Rotunda Suite 175
                                                     4201 Congress St.
                                                     Charlotte, NC 28209

David L. Heavenridge       Director                  See Appendix A.2
                           President and
                           Chief Executive Officer

Dennis W. Hedgepeth        Vice President and        Vice President and
                           Treasurer                 Treasurer of Capital

Daniel A. Hillsman, Jr.    Vice President            Vice President of Capital

Hayden D. McMillian        Senior Vice President     Senior Vice President
                           and CFO                   and CFO of Capital

Mark P. Mikuta             Vice President and        Vice President and
                           Controller                Controller of Capital

Henry C. Riely             Corporate Secretary       Corporate Secretary of
                                                     Capital

William T. Roos            Director                  See Appendix A.2

Frank S. Royal             Director                  See Appendix A.2

S. Dallas Simmons          Director                  See Appendix A.2

David A. Wollard           Director                  Retired
                                                     2019 East 3rd Avenue
                                                     Denver, CO 80206

Randolph W. Wyckoff        Senior Vice President     Senior Vice President of
                                                     Capital

The business address of Messrs. Capps, Chewning, Coudriet, Heavenridge, Hedgepeth, Hillsman, McMillian, Mikuta, Riely and Wyckoff is 901 East Byrd Street, Richmond, VA 23219. The respective business addresses of Messrs. Bernhardt, Roos, Royal, and Simmons are set forth under "Occupation and Address" on Appendix A.2. The respective business addresses of the remaining executive officers and directors of Capital are set forth under "Occupation & Address" on Appendix A.1.

Appendix A.2

Executive Officers and Directors of Resources

Unless otherwise noted, each of the executive officers and directors of Dominion Resources, Inc., set forth below, are United State Citizens.


Name                       Title                              Occupation & Address
----                       -----                              --------------------
John B. Adams              Director                           President and Chief
                                                              Executive Officer
                                                              The Bowman Companies
                                                              One Bowman Drive
                                                              Fredericksburg, VA 22408

Norman B. M. Askew         Executive Vice                     President and
                           President                          Chief Executive Officer
                                                              Virginia Electric and
                                                              Power Company
                                                              P.O. Box 26666
                                                              Richmond, VA 23261
                                                              British Citizen

John B. Bernhardt          Director                           Managing Director,
                                                              Bernhardt/Gibson Financial
                                                              Opportunities
                                                              11817 Canon Boulevard
                                                              Suite 502
                                                              Newport News, VA 23606
                                                              a financial services firm

Thos. E. Capps             Chairman,                          Chairman,
                           President and                      President and
                           CEO                                CEO of Resources

Thomas N. Chewning         Executive Vice President           Executive Vice President
                                                              of Resources

Thomas F. Farrell, II      Senior Vice President              Senior Vice President
                           of Corporate Affairs               of Corporate Affairs
                                                              of Resources

                                                                    Page 9 of 12

William C. Hall, Jr.                Assistant Vice President           Assistant Vice President
                                    Corporate Communications           Corporate Communications
                                                                       of Resources

David L. Heavenridge                Executive Vice President           President and
                                                                       CEO of Capital

G. Scott Hetzer                     Vice President and                 Vice President and
                                    Treasurer                          Treasurer of Resources

Karen E. Hunter                     Assistant Vice President           Assistant Vice President
                                    Financial Planning                 Financial Planning of
                                                                       Resources

Benjamin J. Lambert, III            Director                           Optometrist
                                                                       904 North First Street
                                                                       Richmond, VA 23219

Richard L. Leatherwood              Director                           Former President and
                                                                       Chief Executive Officer
                                                                       CSX Equipment
                                                                       3805 Greenway
                                                                       Baltimore, MD 21218

Harvey L. Lindsay, Jr.              Director                           Chairman and
                                                                       Chief Executive Officer
                                                                       Harvey Lindsay Commercial
                                                                       Real Estate
                                                                       Dominion Tower, Suite 1400
                                                                       999 Waterside Drive
                                                                       Norfolk, VA 23510

William S. Mistr                    Vice President                     Vice President of Resources

Kenneth A. Randall                  Director                           Corporate Director of
                                                                       Various Public Companies
                                                                       6 Whittaker's Mill
                                                                       Williamsburg, VA 23185

Edgar M. Roach, Jr.                 Executive Vice President           Executive Vice President
                                    and CFO                            and CFO of Resources


                                                                   Page 10 of 12

William T. Roos            Director                           Retired
                                                              President
                                                              Penn Luggage, Inc.
                                                              2820 Build America Drive
                                                              Hampton, VA 23666

Frank S. Royal             Director                           Physician
                                                              East End Medical Building
                                                              1122 North 25th Street
                                                              Suite A
                                                              Richmond, VA 23223

Judith W. Sack             Director                           Senior Advisor
                                                              Morgan Stanley & Co., Inc.
                                                              1585 Broadway
                                                              14th Floor
                                                              New York, NY 10036

S. Dallas Simmons          Director                           President
                                                              Virginia Union University
                                                              1500 North Lombardy Street
                                                              Richmond, VA 23220

Robert H. Spilman          Director                           Chairman of the Board and
                                                              Chief Executive Officer
                                                              Bassett Furniture
                                                              Industries, Inc.
                                                              245 Main Street
                                                              P.O. Box 626
                                                              Bassett, VA  24055

James F. Stutts            Vice President and                 Vice President and
                           General Counsel                    General Counsel of
                                                              Resources

James L. Trueheart         Vice President                     Vice President and
                           and Controller                     Controller of Resources

Patricia A. Wilkerson     Corporate Secretary         Corporate Secretary of
                                                      Resources


Fred G. Wood, III         Assistant Vice President    Assistant Vice President
                          Investor Relations          Investor Relations of
                                                      Resources


The business address of Messrs. Capps, Chewning, Farrell, Hall, Heavenridge, Hetzer, Hunter, Mistr, Roach, Stutts, Trueheart, Wilkerson, and Wood is 901 East Byrd Street, Richmond, VA 23219. The respective business addresses of the remaining executive officers and directors of Resources are set forth under "Occupation & Address" on Appendix A.2.